UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Altice USA, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”)

Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)

(Title of Class of Securities)

Class A Common Stock: 02156K103

Class B Common Stock: 02156K202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 2 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Next Alt S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 269,898,069[1,2] Class B Common Stock: 183,015,062[2]
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 269,898,069[1,2] Class B Common Stock: 183,015,062[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 269,898,069[1,2] Class B Common Stock: 183,015,062[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 42.6%[3] Class B Common Stock: 98.3%[4]
12	TYPE OF REPORTING PERSON (See Instructions) HC

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 3 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt S.à r.l. (“Next Alt”) is a personal holding company of Patrick Drahi, who is its controlling shareholder. As of the date of this report, Next Alt directly and indirectly owns 77.58% of the share capital and voting rights of Altice Europe N.V. (“Altice Europe”). Altice Europe maintains a one-tier board of four executive board members, one of whom is Mr. Drahi, and four non-executive board members. The executive board members are appointed by shareholders at the general meeting at the binding nomination of Next Alt. Altice CVC Lux S.à r.l. (“Altice CVC”) is an indirect, wholly-owned subsidiary of Altice Europe. Accordingly, Next Alt may be deemed to beneficially own the 24,475,295 shares of Class A Common Stock of the Issuer owned by Altice CVC.

Includes 183,015,062 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time upon written notice of the holder into one share of Class A Common Stock.

[2]

Next Alt has entered into voting agreements (the “Concert Group voting agreements”) with each of Dexter Goei, Jean-Luc Berrebi, Nicolas Rotkoff, Abdelhakim Boubazine and Charles Stewart (collectively, the “Concert Group”), or their personal holding companies. The voting agreement with respect to Mr. Berrebi covers certain of the shares of the Issuer’s common stock he owns; the voting agreements with respect to the other members of the Concert Group cover all of the shares of the Issuer’s common stock they own. Includes shares of Class A Common Stock and Class B Common Stock held by the Concert Group members as follows: 10,796,427 shares of Class A Common Stock held by Mr. Goei, 490,633 shares of Class A Common Stock and 89,468 shares of Class B Common Stock held by Mr. Berrebi, 50,000 shares of Class A Common Stock held by Mr. Rotkoff, 2,345,862 shares of Class A Common Stock and 42,180 shares of Class B Common Stock held by Mr. Boubazine, and 1,355,485 shares of Class A Common Stock held by Mr. Stewart. Excludes 1,039,446 shares of Class A Common Stock that Mr. Goei received on January 31, 2020. As of December 31, 2019, such shares were underlying a derivative security that was subject to a material condition outside of Mr. Goei’s control that could not be waived.

[3]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019, plus the 183,015,062 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person.

[4]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 186,262,928 shares of Class B Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 4 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Altice CVC Lux S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 24,475,295 Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 24,475,295 Class B Common Stock: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 24,475,295 Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 5.4%[1] Class B Common Stock: 0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 5 of 23 Pages
Class B CUSIP No. 02156K202

[1]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 6 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Patrick Drahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 278,217,292[1,2] Class B Common Stock: 183,016,062[2,3]
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 278,217,292[1,2] Class B Common Stock: 183,016,062[2,3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 278,217,292[1,2] Class B Common Stock: 183,016,062[2,3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 43.9%[4] Class B Common Stock: 98.3%[5]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 7 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Includes 47,369,305 shares of Class A Common Stock held by Next Alt. Next Alt is a personal holding company of Patrick Drahi, who is its controlling shareholder. As of the date of this report, Next Alt directly and indirectly owns 77.58% of the share capital and voting rights of Altice Europe. Altice Europe maintains a one-tier board of four executive board members, one of whom is Mr. Drahi, and four non-executive board members. The executive board members are appointed by shareholders at the general meeting at the binding nomination of Next Alt. Altice CVC is an indirect, wholly-owned subsidiary of Altice Europe. Accordingly, Mr. Drahi may be deemed to beneficially own the 24,475,295 shares of Class A Common Stock of the Issuer owned by Altice CVC.

Includes 8,317,223 shares of Class A Common Stock held by UpperNext S.C.S.p. (“Uppernext”). Mr. Drahi is the sole controlling shareholder of Uppernext. Accordingly, Mr. Drahi may be deemed to beneficially own shares of the Issuer held by Uppernext.

Includes 1,000 shares of Class A Common Stock held by A4 S.A. (“A4”). A4, which is controlled by the family of Mr. Drahi, is an executive board member of Altice Europe. Mr. Drahi is a director of the Issuer, and Next Alt and A4 are parties to a stockholders agreement with the Issuer pursuant to which they have certain rights to appoint directors of the Issuer. Accordingly, Mr. Drahi may be deemed to beneficially own shares of the Issuer held by A4. Mr. Drahi disclaims beneficial ownership of the 1,000 shares of Class A Common Stock held by A4.

Includes 183,016,062 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time upon written notice of the holder into one share of Class A Common Stock.

[2]

Next Alt has entered into the Concert Group voting agreements with the Concert Group or their personal holding companies. The voting agreement with respect to Mr. Berrebi covers certain of the shares of the Issuer’s common stock he owns; the voting agreements with respect to the other members of the Concert Group cover all of the shares of the Issuer’s common stock they own. Includes shares of Class A Common Stock and Class B Common Stock held by the Concert Group members as follows: 10,796,427 shares of Class A Common Stock held by Mr. Goei, 490,633 shares of Class A Common Stock and 89,468 shares of Class B Common Stock held by Mr. Berrebi, 50,000 shares of Class A Common Stock held by Mr. Rotkoff, 2,345,862 shares of Class A Common Stock and 42,180 shares of Class B Common Stock held by Mr. Boubazine, and 1,355,485 shares of Class A Common Stock held by Mr. Stewart. Excludes 1,039,446 shares of Class A Common Stock that Mr. Goei received on January 31, 2020. As of December 31, 2019, such shares were underlying a derivative security that was subject to a material condition outside of Mr. Goei’s control that could not be waived.

[3]

Includes 182,883,414 shares of Class B Common Stock held by Next Alt and 1,000 shares of Class B Common Stock held by A4. Mr. Drahi disclaims beneficial ownership of the 1,000 shares of Class B Common Stock held by A4.

[4]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019, plus the 183,016,062 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person.

[5]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 186,262,928 shares of Class B Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 8 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Dexter Goei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock:10,796,427[1] Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock:10,796,427[1] Class B Common Stock: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*: Class A Common Stock:10,796,427[1] Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 2.4%[2] Class B Common Stock: 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 9 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt has entered into Concert Group voting agreements with the Concert Group or their personal holding companies. The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Goei’s shares. Includes shares held individually by the Reporting Person and through personal holding companies. Excludes 1,039,446 shares of Class A Common Stock that the Reporting Person received on January 31, 2020. As of December 31, 2019, such shares were underlying a derivative security that was subject to a material condition outside of the Reporting Person’s control that could not be waived.

[2]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 10 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Jean-Luc Berrebi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: France, Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 140,000[1] Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 580,101[1,2] Class B Common Stock: 89,468[1]
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 140,000[1] Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 580,101[1,2] Class B Common Stock: 89,468[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 720,101[1,2] Class B Common Stock: 89,468[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 0.2%[3] Class B Common Stock: 0%[4]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 11 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt has entered into Concert Group voting agreements with the Concert Group or their personal holding companies. The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4) to vote all of Mr. Berrebi’s shares, other than the shares of Class A Common Stock reflected in Row 5 “Sole Voting Power” and Row 7 “Sole Dispositive Power”. Includes shares held individually by the Reporting Person and through personal holding companies.

[2]

Includes 89,468 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the holder into one share of Class A Common Stock.

[3]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019, plus the 89,468 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person.

[4]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 186,262,928 shares of Class B Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 12 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Nicolas Rotkoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 50,000[1] Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 50,000[1] Class B Common Stock: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 50,000[1] Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 0%[2] Class B Common Stock: 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 13 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt has entered into Concert Group voting agreements with the Concert Group or their personal holding companies. The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Rotkoff’s shares. Includes shares held individually by the Reporting Person and through personal holding companies.

[2]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 14 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Abdelhakim Boubazine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 2,388,042[1,2] Class B Common Stock: 42,180[1]
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 2,388,042[1,2] Class B Common Stock: 42,180[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 2,388,042[1,2] Class B Common Stock: 42,180[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 0.5%[3] Class B Common Stock: 0%[4]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 15 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt has entered into Concert Group voting agreements with the Concert Group or their personal holding companies. The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Boubazine’s shares.

[2]

Includes 42,180 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time upon written notice to the Issuer at the option of the holder into one share of Class A Common Stock.

[3]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019, plus the 42,180 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person.

[4]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019, according to which there were 186,262,928 shares of Class B Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 16 of 23 Pages
Class B CUSIP No. 02156K202

1	NAME OF REPORTING PERSON Charles Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock: 0 Class B Common Stock: 0
	6	SHARED VOTING POWER Class A Common Stock: 1,355,485[1] Class B Common Stock: 0
	7	SOLE DISPOSITIVE POWER Class A Common Stock: 0 Class B Common Stock: 0
	8	SHARED DISPOSITIVE POWER Class A Common Stock: 1,355,485[1] Class B Common Stock: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Class A Common Stock: 1,355,485[1] Class B Common Stock: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): Class A Common Stock: 0.3%[2] Class B Common Stock: 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 17 of 23 Pages
Class B CUSIP No. 02156K202

[1]

Next Alt has entered into Concert Group voting agreements with the Concert Group or their personal holding companies. The Concert Group voting agreements allow Mr. Drahi (through entities controlled directly or indirectly by him or his family (including Next Alt, Uppernext and A4)) to vote all of Mr. Stewart’s shares.

[2]

This percentage is calculated based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019, according to which there were 450,564,558 shares of Class A Common Stock outstanding as of September 30, 2019.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 18 of 23 Pages
Class B CUSIP No. 02156K202

Item 1.

(a)	Name of Issuer:

Altice USA, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Court Square West

Long Island City, NY 11101

Item 2.

(a)	Names of Persons Filing:

This Schedule 13G/A is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Next Alt S.à r.l.

(ii)	Altice CVC Lux S.à r.l.

(iii)	Patrick Drahi

(iv)	Dexter Goei

(v)	Jean-Luc Berrebi

(vi)	Nicolas Rotkoff

(vii)	Abdelhakim Boubazine

(viii)	Charles Stewart

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

(i)	The principal business address for Next Alt S.à r.l., Altice CVC Lux S.à r.l. and Patrick Drahi is 5 Rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg.

(ii)	The principal business address for Dexter Goei and Abdelhakim Boubazine is c/o Altice USA, Inc., 1 Court Square West, Long Island City, New York 11101.

(iii)	The principal business address for Jean-Luc Berrebi is Rue de Rhône 114, 1204 Geneva, Switzerland.

(iv)	The principal business address for Nicolas Rotkoff is c/o SMB Consulting S.A., 283 Route d’Arlon, L-8011, Strassen, Grand Duchy of Luxembourg.

(v)	The principal place of business of Charles Stewart is 1334 York Avenue, New York, New Yok 10021.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 19 of 23 Pages
Class B CUSIP No. 02156K202

(c)	Citizenship:

Please refer to Row 4 on each cover sheet for each filing person.

(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share.

Class B Common Stock, $0.01 par value per share.

(e)	CUSIP Number:

Class A Common Stock: 02156K103

Class B Common Stock: 02156K202

Item 3.

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See the responses to Row 9 on the attached cover pages.

(b)	Percent of class: See the responses to Row 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Row 5 on the attached cover pages.

(ii)	Shared power to vote or direct the vote: See the responses to Row 6 on the attached cover pages.

(iii)	Sole power to dispose or direct the disposition of: See the responses to Row 7 on the attached cover pages.

(iv)	Shared power to dispose or direct the disposition of: See the responses to Row 8 on the attached cover pages.

Item 5.	Ownership Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 20 of 23 Pages
Class B CUSIP No. 02156K202

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 21 of 23 Pages
Class B CUSIP No. 02156K202

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Next Alt S.à r.l.

By:	/s/ Jean-Luc Berrebi and /s/ Laurent Godineau
	Name:	Jean-Luc Berrebi Laurent Godineau
	Title:	Manager A and Manager B

Altice CVC Lux S.à r.l.

By:	/s/ Dennis Okhuijsen and /s/ Emilie Schmitz
	Name:	Dennis Okhuijsen Emilie Schmitz
	Title:	Manager A and Manager B

/s/ Patrick Drahi
Patrick Drahi

/s/ Dexter Goei
Dexter Goei

/s/ Jean-Luc Berrebi
Jean-Luc Berrebi

/s/ Nicolas Rotkoff
Nicolas Rotkoff

/s/ Abdelhakim Boubazine
Abdelhakim Boubazine

/s/ Charles Stewart
Charles Stewart

Class A CUSIP No. 02156K103	SCHEDULE 13G/A	Page 22 of 23 Pages
Class B CUSIP No. 02156K202

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G/A:

Exhibit Number	Title

99.1	Joint Filing Agreement